

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 15, 2010

By U.S. Mail and Facsimile to: (202) 362-2902

Edward J. Geletka
President and Chief Executive Officer
Colonial Financial Services, Inc.
2745 S. Delsea Drive
Vineland, New Jersey 08360

> **Re:** **Colonial Financial Services, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 17, 2010**
> **File No. 333-165532**

Dear Mr. Geletka:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1. Please revise future Exchange Act filings by Colonial Bankshares, Inc. to address the comments below as applicable.

2. We remind you of the updating requirements of Rule 3-12 of Regulation S-X.

3.   Please ensure that you include an updated consent from your independent accountants in the pre-effective amendment.

4.   To the extent any of our comments on the offering prospectus are also applicable to the proxy statement/prospectus, please revise the proxy statement/prospectus accordingly.

Offering Prospectus

5.   In the Summary, or elsewhere in the prospectus, please include a table that displays the aftermarket performance of recent second step conversions.

Cover Page of Prospectus

6.   Please confirm that the company will not use the prospectus before the effective date of the registration statement. In the alternative, please revise to include an appropriate "subject to completion" legend on the cover page of the prospectus. Refer to Item 501(b)(10) of Regulation S-K.

How We Determined the Offering Range…, page 5

7.   The disclosure in the second full paragraph on page 6 appears to relate to the table at the bottom of the page. Please move the paragraph to the bottom of the page or revise to clarify that the disclosure relates to the pricing ratios disclosed in the table.

8.   Please advise us exactly what your independent appraiser is estimating. In the Valuation Report, it appears clear to us that the appraiser has estimated that the market value midpoint is $49.1 million. The language in the report with respect to the minimum and maximum is not as clear that those amounts are their opinion as to what the minimum and maximum will be. Please advise.

The Exchange of Existing Shares of Colonial Bankshares…, page 7

9.   Reference is made to the table on page 7. We are concerned that the column heading, "Equivalent Value of Shares Based Upon Current Market Price," may cause confusion to some readers. We suggest that you make clear to the reader that the numbers are no more than multiplying the exchange ratio times $10.00. We also suggest that you delete the term, "Current Market Price," as it is both confusing and potentially inaccurate. Finally, we also suggest that the table be expanded to include a column that displays the pro forma book value per exchanged share.

How We Intend to Use the Proceeds From the Offering, page 8

10.   You disclose that you intend to invest at least 80% of the net proceeds in Colonial
        Bank, FSB. Page I.2 of the appraisal, however, contains a statement that you
        intend to retain 80% of the net proceeds. Please confirm that the disclosure in the
        prospectus regarding the use of proceeds is accurate. Please also tell us, with a
        view towards revised disclosure, if the intended use of proceeds has changed
        between the time the appraisal was given and the filing of the registration
        statement.

How We Intend to Use the Proceeds From the Offering, page 33

11.   In the second bullet point for Colonial Bank, FSB that is on page 34, please note
        the estimated cost opening the new branch office. If such an estimate has not
        been made, please disclose the historic cost of opening a new branch office.

Capitalization, page 39

12.   Please revise to remove the presentation of deposits and borrowed funds from the
        table. Capitalization is not represented by amounts that must be paid back using
        the company's assets.

Pro Forma Data, page 41

13.   Please revise to address the following regarding your disclosure on page 41 that
        you made an adjustment to pro forma net income for the income on adjusted net
        proceeds as if you had invested the proceeds in 15-year fixed-rate mortgage
        backed securities and treasury securities. Clearly disclose how you determined
        the rate assumed on the mortgage-backed securities was factually supportable
        given that these securities may incur credit losses.   Please revise to separately
        disclose the assumed yields for each investment, and disclose the source of the
        assumption.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 46

14.   We note several references to the fact that as a result of your current regulatory
        capital position, you are controlling the growth of your commercial real estate
        loan portfolio, similar to your discussions on page 51. Please revise these
        references throughout your document to provide an expanded discussion that puts
        such statements in context, clarifying how your current regulatory capital position
        resulted in this change in your policy.

Provision for Loan Losses, page 56

15.   Please revise this section to include management's analysis of the recent increase
in nonperforming one- to four-family residential real estate loans, including a
discussion of the potential impact on the company's results of operations in future
periods. Please also discuss, to the extent material to an understanding of the
company's results of operations and financial condition, management's
expectations regarding the potential impact of the company's increased exposure
to commercial real estate loans.

Business of Colonial Bankshares, Inc. and Colonial Bank, FSB, page 66

Lending Activities, page 68

16.   Please revise to clarify if your variable rate loans are underwritten at the fully
indexed rate and whether or not you offer "teaser" rates in the initial period.
Clarify, as appropriate, how you access risks associated with variable rates loans
that are not underwritten at the fully indexed rate or that offer "teaser" rates.

Loans to One Borrower, page 74

17.   For each of the five lending relationships discussed in this section, please disclose
the types of loans that make up the aggregate loan amounts.

Nonperforming Assets, page 77

18.   Please revise to discuss the types of loan modifications you have made, including
a discussion of the concessions made and the types of loans involved.

19.   Please revise to disclose whether you have granted any types of loan
modifications, extensions or other changes to loan terms that you do not consider
troubled debt restructurings. Please disclose whether it is your policy to do so,
and if so, describe the types of modifications you offer.

Allowance for Loan Losses, page 79

20.   We note that delinquent loans increased approximately 112% from 2008 to 2009
and that non-performing loans increased approximately 177% over the same
period. Please revise to provide an expanded discussion of this trend and compare
and contrast it to the decrease in the allowance for loan losses to non-performing
loans of approximately 55% in 2009.

21.   Please revise to provide an expanded discussion of your policy for obtaining
updated appraisals for collateral dependent loans, including the frequency of

which you do so. Discuss whether or not you make adjustments to appraisals and, to the extent you do, the reasons for doing so and a description of the situations in which you do so.

Supervision and Regulation, page 92

Proposed Federal Legislation, page 92

22.   Please expand your discussion to address in greater detail the implications of being subject to the Federal Reserve's regulations, including holding company capital requirements, as compared to supervision by the Office of Thrift Supervision. Please revise the related risk factor accordingly.

Executive Compensation, page 106

Summary Compensation Table, page 106

23.   Please tell us how you concluded that the amounts included in the Bonus column for the 2009 and 2008 fiscal years should not have been included in the Non-equity incentive plan compensation column. In particular, please discuss whether the bonus amounts were part of a plan providing compensation intended to serve as incentive for performance to occur over a specified period. We note, in that regard, the disclosure on page 107 that 2009 bonus amounts were based upon a review of numerous performance factors and 2008 bonus amounts were awarded under a bonus plan and based upon returns on assets. Refer to Items 402(m)(5)(iii) and 402(n)(2)(vii) of Regulation S-K.

The Conversion and Offering, page 119

Stock Pricing and Number of Shares to be Issued, page 124

24.   We note your discussion on page 125 of certain of the factors considered by RP Financial, LC. in preparing its valuation report. Please revise to disclose each of the valuation parameters considered and the valuation adjustments made based on each such parameter. We note, in that regard, the table at the top of page IV.18 of the appraisal. Please also provide a brief narrative discussion of the reasons underlying each of the valuation adjustments.

25.   You disclose a comparison of certain pricing ratios in the last paragraph on page 126 based on the maximum of the offering range. We note similar disclosure on page 6 based on the midpoint of the offering range. Please explain why you have elected to include similar disclosure in two sections of the prospectus based on different assumptions.

26.   We note that the board considered certain pricing ratios in reviewing and
        approving the appraisal, but did not appear to consider the price-to-assets ratio.
        Please tell us, with a view towards revised disclosure in this section of the
        prospectus, why the board did not consider the price-to-assets ratio in its
        evaluation of the appraisal.

Syndicated Community Offering, page 131

27.   You state in the first paragraph on page 132 that if you determine to sell stock in
        an underwritten public offering, the terms of such offering, including the names of
        the underwriters participating in such offering, will be described in a supplement
        to the prospectus. Please tell us how you concluded that you would not be
        required to file a post-effective amendment if you determine to sell stock in an
        underwritten public offering. We note, in that regard, your undertaking on page
        II-4 to file a post-effective amendment to include any material information with
        respect to the plan of distribution not previously disclosed in the registration
        statement or any material change to such information in the registration statement.
        Refer to Item 512(a)(1)(iii) of Regulation S-K.

Financial Statements

Note 9 - Income Taxes, page F-24

28.   Please revise to provide an expanded discussion of why it is more likely than not
        that you will not realize all of your deferred tax assets such that a valuation
        allowance is warranted. Clearly disclose how you arrived at the amount of the
        valuation allowance for the dates presented, and discuss the changes between
        those dates.

Proxy Statement/Prospectus

Meetings and Committees of the Board of Directors, page 27

Nominating Committee, page 28

29.   Please revise to disclose whether, and if so how, the Nominating Committee
        considers diversity in identifying nominees for director. If the Nominating
        Committee has a policy with regard to the consideration of diversity in identifying
        director nominees, describe how this policy is implemented, as well as how the
        Nominating Committee assesses the effectiveness of its policy. Refer to Item
        407(c)(2)(vi) of Regulation S-K.

Exhibits and Financial Statement Schedules, page II-3

Exhibit 8.1

30.   Please revise to explain the reasons for doubt regarding the opinion given in
        paragraph 20.

Closing Comments

        As appropriate, please amend your filing in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have
provided all information investors require for an informed investment decision. Since the
company and its management are in possession of all facts relating to a company's
disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Paul Cline at (202) 551-3851 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: Edward A. Quint, Esq.
        Eric Luse, Esq.
        Luse Gorman Pomerenk & Schick, P.C.
        (By facsimile)